7th October 2005

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 6 October 2005 in connection with the Annual Results Announcement 2004/2005 of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability) **(Stock code: 0017)**

Annual Results Announcement 2004/2005

RESULTS

The board of directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 30 June 2005 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 30 June 2005

	Note	2005 HK$m	2004 HK$m
Turnover	2	22,270.8	25,653.0
Cost of sales		(17,229.9)	(20,151.5)
Gross profit		5,040.9	5,501.5
Other revenues		32.7	48.3
Other income/(charge)	3	1,823.1	(4,787.2)
Selling and marketing expenses		(463.7)	(496.3)
Administrative expenses		(920.5)	(1,175.7)
Other operating expenses		(1,977.2)	(2,068.6)
Operating profit/(loss) before financing costs and income	2	3,535.3	(2,978.0)
Financing costs		(664.3)	(1,022.7)
Financing income		368.8	230.4
Operating profit/(loss)	4	3,239.8	(3,770.3)
Share of results of			
Associated companies		533.7	525.4
Jointly controlled entities		1,492.0	1,815.9
Profit/(loss) before taxation		5,265.5	(1,429.0)
Taxation	5	(897.6)	(980.2)
Profit/(loss) after taxation		4,367.9	(2,409.2)
Minority interests		(1,379.8)	1,433.0
Profit/(loss) attributable to shareholders		2,988.1	(976.2)
Dividends			
Interim paid of HK$0.10 (2004: HK$0.02) per share		346.7	69.1
Final of HK$0.20 (2004: HK$0.04) per share		698.3	138.3
		1,045.0	207.4
Earnings/(loss) per share	6		
Basic		HK$0.86	HK$(0.35)
Diluted		N/A	N/A
Dividends per share		HK$0.30	HK$0.06

CONSOLIDATED BALANCE SHEET
As at 30 June 2005

	Note	2005 HK$m	2004 HK$m
Assets and liabilities			
Non-current assets			
Intangible assets		110.2	79.3
Fixed assets		38,464.0	33,897.6
Associated companies		6,487.5	5,835.9
Jointly controlled entities		22,942.0	24,027.1
Other investments		3,329.6	3,429.5
Other assets		1,020.6	2,824.2
Deferred tax assets		264.2	286.8
		72,618.1	70,380.4
Current assets			
Properties held for sale		24,575.1	23,184.1
Stocks		294.3	281.7
Current portion of other assets		2,475.5	827.7
Other loans receivable		551.7	338.0
Debtors and prepayments	7	8,370.4	9,500.3
Cash and bank balances			
Restricted		1,832.4	1,188.0
Unrestricted		10,296.3	5,442.0
		48,395.7	40,761.8
Current liabilities			
Creditors and accrued charges	8	11,218.1	10,199.7
Contracts in progress		39.8	231.0
Deposits received on sale of properties		226.6	153.9
Bank loans and overdrafts			
Secured		906.7	649.0
Unsecured		1,462.4	2,238.7
Other unsecured loans		48.5	48.2
Current portion of long term liabilities		11,847.8	6,046.0
Taxation		862.2	581.7
		26,612.1	20,148.2
Net current assets		21,783.6	20,613.6
Total assets less current liabilities		94,401.7	90,994.0
Non-current liabilities			
Long term liabilities		14,702.0	21,869.0
Deferred tax liabilities		1,121.4	922.6
Minority interests		16,920.5	13,797.4
Net assets		61,657.8	54,405.0
Capital and reserves			
Share capital		3,491.6	3,457.3
Reserves		57,467.9	50,809.4
Proposed final dividend		698.3	138.3
Shareholders' funds		61,657.8	54,405.0

Notes:

1. **Basis of preparation of financial statements**

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The accounts are prepared under the historical cost convention, except that investment properties, hotel properties and investment securities are carried at fair value.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRS") and Hong Kong Accounting Standards ("HKAS") (collectively the "HKFRSs") which are effective for accounting periods commencing on or after 1 January 2005. In preparing the accounts for the year ended 30 June 2005, the Group early adopted the following HKFRS and HKASs:

HKFRS 3	Business combinations
HKAS 36	Impairment of assets
HKAS 38	Intangible assets

The adoption of HKFRS 3, HKAS 36 and 38 results in a change in the accounting policy for goodwill and negative goodwill. Details of the change in the accounting policy and the effects of adopting these standards are set out as follows:

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary companies, associated companies or jointly controlled entities at the date of acquisition.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies and jointly controlled entities is included in investments in associated companies and jointly controlled entities respectively. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of all or part of business combination include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

In prior years, goodwill arising from acquisition after 1 July 2001 was amortised on a straight-line basis over its estimated useful life of not more than 20 years. Goodwill was assessed for an indication of impairment at each balance sheet date.

Following the adoption of HKFRS 3, HKAS 36 and 38, goodwill on acquisitions of subsidiaries, associated companies and jointly controlled entities is no longer amortised but tested for impairment annually. Any impairment loss recognised during the year is charged to the profit and loss account. Accumulated amortisation as at 1 July 2004 has been eliminated with a corresponding decrease in the cost of goodwill. Goodwill previously taken to reserves is not restated on the balance sheet or included in the calculation of the profit or loss on disposal of subsidiary, associated company and jointly controlled entity.

Negative goodwill

Negative goodwill represented the excess of the fair value of the Group's share of the net identifiable assets of the acquired subsidiary companies, associated companies or jointly controlled entities acquired over the cost of an acquisition.

In prior years, negative goodwill, to the extent that it did not relate to identifiable expected future loss and expenses at the date of acquisition, was recognised in the profit and loss account over the remaining weighted average life of those assets.

Following the adoption of HKFRS 3, the Group ceased amortisation of negative goodwill from 1 July 2004. The balance of the negative goodwill, after eliminating its corresponding accumulated amortisation, has been derecognised and credited to the equity as at 1 July 2004. Any excess of the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries, associated companies or jointly controlled entities acquired over the cost of an acquisition is recognised immediately in the consolidated profit and loss account.

These changes in the accounting policy have been made in accordance with the transitional provisions in the respective standards and have been applied prospectively. In particular, negative goodwill arising on acquisitions has been derecognised and results in the following:

	HK$m
Decrease in negative goodwill	53.5
Increase in jointly controlled entities	51.8
Increase in associated companies	83.1
Increase in minority interests	(53.2)
Increase in opening reserves	135.2

The Group has not early adopted other new and revised HKFRSs in the accounts for the year ended 30 June 2005. The Group has already commenced an assessment of the impact of these new and revised HKFRSs but is not yet in a position to analyse and quantify the impact of these new and revised HKFRSs on its results of operations and financial position.

2. **Segment information**

(a) *Business segments*

	Property investment and development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Depart-ment stores HK$m	Others HK$m	Elimin-ations HK$m	Consoli-dated HK$m
Year 2005								
External sales	4,324.1	8,972.3	239.5	2,605.1	1,810.2	2,319.6	—	22,270.8
Inter-segment sales	190.3	1,067.7	—	52.0	—	39.2	(1,349.2)	—
Total turnover	4,514.4	10,040.0	239.5	2,657.1	1,810.2	2,358.8	(1,349.2)	22,270.8
Segment results	1,550.2	(68.0)	41.1	88.3	120.4	411.9		2,143.9
Other income/(charge)	311.7	—	2,114.7	(87.0)	(3.2)	(513.1)		1,823.1
Unallocated corporate expenses								(431.7)
Operating profit before financing costs and income								3,535.3
Financing costs								(664.3)
Financing income								368.8
Operating profit								3,239.8
Share of results of								
Associated companies	184.2	168.7	276.9	—	—	(96.1)		533.7
Jointly controlled entities	489.6	290.0	754.5	—	—	(42.1)		1,492.0
Profit before taxation								5,265.5
Taxation								(897.6)
Profit after taxation								4,367.9
Minority interests								(1,379.8)
Profit attributable to shareholders								2,988.1
Segment assets	51,465.7	5,935.6	2,599.1	2,552.2	1,317.2	15,321.6		79,191.4
Associated companies	3,773.9	1,355.0	1,142.5	—	—	216.1		6,487.5
Jointly controlled entities	12,525.2	3,315.0	5,260.6	—	—	1,841.2		22,942.0
Deferred tax assets								264.2
Cash and bank balances								12,128.7
Total assets								121,013.8
Segment liabilities	5,015.7	3,790.2	397.0	913.9	829.5	1,503.9		12,450.2
Gross borrowings								28,001.7
Current and deferred tax liabilities								1,983.6
Total liabilities								42,435.5
Capital expenditure	138.5	66.8	23.1	240.8	94.9	71.2		635.3
Depreciation and amortisation	73.4	121.9	83.1	374.7	95.0	49.6		797.7
Impairment charge and provision	110.9	—	86.5	—	3.0	675.6		876.0

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability) **(Stock code: 0017)**

Annual Results Announcement 2004/2005

(a) *Business segments (Continued)*

	Property investment and development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Depart-ment stores HK$m	Others HK$m	Elimin-ations HK$m	Consoli-dated HK$m
Year 2004								
External sales	6,595.0	10,818.3	374.9	2,623.8	3,254.3	1,986.7	—	25,653.0
Inter-segment sales	184.8	1,561.9	—	16.6	—	26.5	(1,789.8)	—
Total turnover	6,779.8	12,380.2	374.9	2,640.4	3,254.3	2,013.2	(1,789.8)	25,653.0
Segment results	1,427.9	540.7	80.9	53.1	103.5	108.0		2,314.1
Other income/(charge)	884.0	(19.6)	275.8	(797.3)	(4.0)	(5,126.1)		(4,787.2)
Unallocated corporate expenses								(504.9)
Operating loss before financing costs and income								(2,978.0)
Financing costs								(1,022.7)
Financing income								230.4
Operating loss								(3,770.3)
Share of results of								
Associated companies	192.8	327.7	166.4	—	—	(161.5)		525.4
Jointly controlled entities	682.0	289.3	893.7	—	—	(49.1)		1,815.9
Loss before taxation								(1,429.0)
Taxation								(980.2)
Loss after taxation								(2,409.2)
Minority interests								1,433.0
Loss attributable to shareholders								(976.2)
Segment assets	47,590.0	5,883.9	3,004.9	2,561.1	1,206.3	14,116.2		74,362.4
Associated companies	3,711.0	1,294.4	428.3	—	—	402.2		5,835.9
Jointly controlled entities	13,145.2	3,037.8	5,926.8	—	—	1,917.3		24,027.1
Deferred tax assets								286.8
Cash and bank balances								6,630.0
Total assets								111,142.2
Segment liabilities	3,908.2	3,417.0	474.4	788.5	754.5	1,894.4		11,237.0
Gross borrowings								30,198.5
Current and deferred tax liabilities								1,504.3
Total liabilities								42,939.8
Capital expenditure	501.6	133.9	13.5	319.1	180.4	595.1		1,743.6
Depreciation and amortisation	76.4	297.4	144.7	459.8	81.6	57.9		1,117.8
Impairment charge and provision	245.4	27.2	122.5	788.9	4.0	5,310.1		6,498.1

(b) *Geographical segments*

	Turnover HK$m	Segment assets HK$m	Capital expenditure HK$m
Year 2005			
Hong Kong and Southeast Asia	15,344.8	57,814.4	405.4
Mainland China	6,926.0	21,330.1	229.9
North America	—	46.9	—
	22,270.8	79,191.4	635.3
Year 2004			
Hong Kong and Southeast Asia	18,253.1	53,537.9	557.6
Mainland China	7,399.9	20,227.5	1,186.0
North America	—	597.0	—
	25,653.0	74,362.4	1,743.6

The Group's turnover, segment assets and capital expenditure attributed to Southeast Asia comprised less than 10.0% of the Group's total turnover, segment assets and capital expenditure respectively, and have been included in the Hong Kong and Southeast Asia segment.

3. **Other income/(charge)**

	2005 HK$m	2004 HK$m
Amortisation of		
Development costs	—	(0.4)
Goodwill and negative goodwill	—	(7.1)
Impairment loss on		
Fixed assets	(8.7)	(1,457.1)
Goodwill	(7.7)	(40.1)
Intangible assets	(4.1)	(401.2)
Provision for		
Accounts receivable	(107.5)	(160.9)
Associated companies	(6.8)	(150.5)
Properties held for sale	(7.2)	(137.2)
Jointly controlled entities	(133.3)	(79.2)
Loans to investee companies	—	(304.2)
Other assets	(28.9)	(1,024.9)
Other investments	(558.8)	(2,448.4)
Loss on deemed disposal of interests in subsidiaries	(270.2)	(49.6)
Premium on redemption of convertible bond	—	(0.2)
(Revaluation deficit)/write back of revaluation deficit of a hotel property	(6.2)	3.7
Net profit/(loss) on disposal of		
Associated companies	—	0.2
Jointly controlled entities	1,112.7	9.3
Other investments	361.3	(21.1)
Subsidiaries	731.4	389.4
Write down of stocks to net realisable value	(13.0)	(294.4)
Write back of impairment loss on fixed assets	—	205.1
Write back of provision for		
Accounts receivable	67.9	—
Associated companies	87.4	—
Properties under development and held for sale	102.7	1,160.2
Jointly controlled entities	38.8	16.7
Other investments	19.9	4.7
Insurance compensation received	74.0	—
Excess of the fair value of net assets acquired over the cost of acquisition of		
Additional interest of subsidiaries	332.5	—
Subsidiaries	46.9	—
	1,823.1	(4,787.2)

4. **Operating profit/(loss)**

Operating profit/(loss) of the Group is arrived at after crediting and (charging) the following:

	2005 HK$m	2004 HK$m
Dividend income from listed and unlisted investments	32.7	48.3
Cost of inventories sold	(6,713.0)	(8,351.8)
Depreciation and amortisation	(797.7)	(1,168.9)

5. **Taxation**

	2005 HK$m	2004 HK$m
Company and subsidiaries		
Hong Kong profits tax	381.5	473.2
Overseas taxation	40.0	26.6
Underprovisions in prior years	16.8	3.0
Deferred taxation relating to the origination and reversal of temporary differences	95.2	151.5
	533.5	654.3
Associated companies		
Hong Kong profits tax	80.0	69.4
Overseas taxation	35.7	1.9
Deferred taxation	5.4	(0.4)
	121.1	70.9
Jointly controlled entities		
Hong Kong profits tax	131.1	148.4
Overseas taxation	93.8	91.6
Deferred taxation	18.1	15.0
	243.0	255.0
Taxation charge	897.6	980.2

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the year. Tax on overseas profits has been calculated on the estimated taxable profits for the year at the rate of taxation prevailing in the countries in which the Group operates.

6. **Earnings/(loss) per share**

The calculation of basic earnings/(loss) per share is based on the profit attributable to shareholders of HK$2,988.1 million (2004: loss of HK$976.2 million) and the weighted average number of 3,461.9 million (2004: 2,772.8 million) shares in issue during the year.

No diluted earnings per share is presented for the year ended 30 June 2005 as there was no dilutive instrument in issue during the year. No diluted loss per share was presented for the year ended 30 June 2004 as the conversion of the convertible bonds would not have a dilutive effect on the loss per share.

7. **Debtors and prepayments**

Debtors and prepayments include trade debtors, amounts advanced to investee companies, deposits and prepayments.

The Group has various credit policies for different business operations depending on the requirements of the markets and businesses in which these businesses operate. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leasing properties are payable in advance by tenants.

Ageing analysis of trade debtors is as follows:

	2005 HK$m	2004 HK$m
Current to 30 days	3,783.2	5,019.4
31 to 60 days	240.8	283.5
Over 60 days	1,275.6	1,509.2
	5,299.6	6,812.1

8. **Creditors and accrued charges**

Included in creditors and accrued charges are trade creditors with their ageing analysis as follows:

	2005 HK$m	2004 HK$m
Current to 30 days	3,921.7	3,418.5
31 to 60 days	320.8	280.7
Over 60 days	1,304.6	1,657.5
	5,547.1	5,356.7

9. **Pledge of assets**

As at 30 June 2005, HK$19,074.0 million (2004: HK$17,231.0 million) of total Group's assets were pledged as securities for loans.

10. **Contingent liabilities**

Except for pending litigations as detailed below, the Group's other contingent liabilities as at 30 June 2005 amounted to HK$7,344.2 million (2004: HK$9,518.0 million).

11. **Comparative figures**

Certain comparative figures have been reclassified to conform with the current year's presentation.

QUALIFIED AUDITORS' REPORT

The Directors would like to draw your attention that the report of the joint auditors, PricewaterhouseCoopers and H.C. Watt & Company Limited, on the accounts of the Group for the year ended 30 June 2005 has been qualified. The relevant parts of the auditors' report that dealt with the qualification as well as the relevant notes to the accounts to which the auditors' report refers to are quoted as follows:

AUDITORS' REPORT

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, except that the scope of our work was limited as explained below.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability) **(Stock code: 0017)**

Annual Results Announcement 2004/2005

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. However, the evidence available to us was limited as set out below.

Fundamental uncertainty and limitation of audit scope relating to pending litigations

As described in note 35 to the accounts, New World TMT Limited ("NWTMT"), a 54.44% owned listed subsidiary, commenced litigations against PrediWave Corporation ("PrediWave") and certain companies associated with PrediWave (collectively the "PrediWave Companies") and Mr Tony Qu, the president and founder of the PrediWave Companies. NWTMT was seeking recovery of various investments in and other payments made by the Group to the PrediWave Companies (the "NWTMT Complaint"). On the other hand, PrediWave also commenced a counter claim against NWTMT (the "PrediWave Cross-Complaint"), under which PrediWave alleged that NWTMT had failed to make full payments under certain purchase orders and an agreement totalling approximately US$72 million (approximately HK$564 million). As a result, PrediWave claimed damages against NWTMT in an amount to be proved at trial.

As more fully described in note 35 to the accounts, the directors, in preparing the accounts, have concluded that a full provision amounting to HK$3,082 million made in the accounts for the year ended 30 June 2004 against the Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave (collectively the "PrediWave Assets"), remains most appropriate for the purpose of the accounts for the year ended 30 June 2005. In addition, the directors have not made any provision for any commitment and/or loss under the PrediWave Cross-Complaint in the accounts as they are of the view that the Group has proper and valid defences to the PrediWave Cross-Complaint.

As a result of the uncertainty of the timing and the outcome of the litigations which would have a consequential effect on the amount of assets recoverable, as well as the lack of updated meaningful financial information on the PrediWave Companies, the evidence available to us for assessing the carrying values of the PrediWave Assets, the propriety of the provisions made against the PrediWave Assets and any provision for any commitment and/or loss under the PrediWave Cross-Complaint was limited. There were no other practical satisfactory audit procedures that we could adopt to assess the carrying values of the PrediWave Assets, the propriety of the provisions made against the PrediWave Assets and any provision for any commitment and/or loss under the PrediWave Cross-Complaint. Any adjustments to the carrying values of the PrediWave Assets or provision for any commitment and/or loss under the PrediWave Cross-Complaint that might have been necessary should evidence become available to us may have a consequential impact on the net assets of the Group at 30 June 2005 and its profit for the year then ended.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Qualified opinion arising from limitation of audit scope

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the matters referred to in the preceding paragraphs, in our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the matters described above, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

NOTES TO THE ACCOUNTS

35. Pending litigations

(a) In May 2004, NWTMT, a 54.44% owned listed subsidiary, filed complaints to the Superior Court of the State of California for the County of Santa Clara in the United States of America ("US") ("NWTMT Complaint") against the PrediWave Companies and Mr Tony Qu, the president and founder of the PrediWave Companies. Under the NWTMT Complaint, NWTMT alleged that, in reliance of the representations given by Mr Tony Qu and PrediWave, NWTMT entered into various agreements with the PrediWave Companies under which the Group invested in the PrediWave Companies and placed various purchase orders for goods and services relating to the technology (the "Technology") of video-on-demand and other digital broadcasting and related technology and added value services. The Group had paid approximately HK$5.0 billion to the PrediWave Companies for investments in and loans to the PrediWave Companies, and purchases of goods and services from PrediWave. NWTMT complained of various breaches in relation to goods and services relating to the Technology, by Mr Tony Qu and the PrediWave Companies relating to the parties' agreements. Accordingly, NWTMT claimed damages for an amount to be determined at trial together with interest, rescission of all agreements, restitution of all monies obtained from the Group, punitive and exemplary damages, costs of legal proceedings and other declaratory relief and equitable relief. The total monetary amount sought by NWTMT in the lawsuit exceeds US$700.0 million (approximately HK$5,460.0 million).

The directors of NWTMT have been advised by their external legal counsel that the NWTMT Complaint will not be concluded in a short period of time and the outcome of the NWTMT Complaint is uncertain.

As the directors of NWTMT consider that they cannot effectively monitor the utilisation of funds by the PrediWave Companies, they expect that the utilisation of funds for legal costs and other causes beyond their control will be significant throughout the period up to the date when the NWTMT Complaint is concluded. In addition, in the absence of the availability of meaningful and updated financial information on the PrediWave Companies and given the uncertainty of the timing and the outcome of the litigation which would have a consequential effect on the amount of assets recoverable, the directors of the Company have concluded that a full provision of HK$3,082.0 million made in the accounts for the year ended 30 June 2004 against the Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave remains most appropriate for the purpose of the accounts for the year ended 30 June 2005.

(b) In May 2004, PrediWave filed complaints to the Superior Court of the State of California for the County of Los Angeles in the US against NWTMT (collectively the "PrediWave Complaint"). In January 2005, PrediWave dropped the PrediWave Complaint and filed a counter claim against NWTMT to the Superior Court of the State of California for the County of Santa Clara (the "PrediWave Cross-Complaint"). Under the PrediWave Cross-Complaint, PrediWave alleged that NWTMT had failed to make full payments under four purchase orders and one agreement for goods and services delivered or licenses granted by PrediWave to the Group relating to the Technology totalling approximately US$72.0 million (approximately HK$564.0 million). As a result, PrediWave claimed damages against NWTMT in an amount to be proved at trial, together with interest and costs of legal proceedings, restitution of the reasonable value of goods delivered to NWTMT and a declaration that PrediWave should be entitled to retain the deposits made by NWTMT under various purchase orders and agreements.

The directors are of the view that the Group has proper and valid defences to the PrediWave Cross-Complaint, and accordingly, no provision for commitment and/or loss has been accounted for in the accounts.

DIVIDENDS

The Directors have resolved to recommend a final dividend of HK$0.20 per share (2004: HK$0.04 per share) comprising a cash dividend of HK$0.01 per share (which is being paid in order to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance of Hong Kong) and a scrip dividend by way of an issue of new shares equivalent to HK$0.19 per share with a cash option to shareholders registered on 30 November 2005. Together with the interim dividend of HK$0.10 per share paid in June 2005 total distribution for 2005 would thus be HK$0.30 per share (2004: HK$0.06 per share).

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.19 per share instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 30 November 2005.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	23 November 2005 to 30 November 2005
Latest time to lodge transfer with Registrar	:	22 November 2005, Tuesday 4:00 p.m.
Address of Registrar	:	Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company has not redeemed any of its shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed shares.

BUSINESS REVIEW

HONG KONG PROPERTY DEVELOPMENT

Hong Kong property market remains resilient with the improving economy and falling unemployment rate. Property prices rose steadily amidst the gradual escalation of local interest rate following the US rate hike.

During the year under review, the Group has sold approximately 475,000 sq.ft GFA of residential and commercial area in Hong Kong. In FY2005, the Group's share of Hong Kong property sales amounted to approximately HK$2.28 billion, mainly from Bon-Point, Sereno Verde, South Hillcrest and 33 Island Road. Though the total volume sold in Hong Kong was lower than the previous financial year, the average selling price of the projects had improved significantly due to rising property prices.

In the first half of 2005, the Group pre-sold The Merton at Kennedy Town and The Grandiose at Tseung Kwan O with overwhelming responses. These projects are expected to provide HK$6.2 billion cash proceeds to the Group.

The Group currently has a landbank of 4.78 million sq. ft. GFA ready for immediate development and a total 20 million sq. ft. of agricultural land reserve pending conversion.

Development projects	Attributable GFA (sq. ft.)
Hong Kong Island	180,679
Kowloon	1,703,792
NT (excluding areas pending agricultural land conversion)	2,891,564
Total	**4,776,035**

Agricultural landbank by location	Total land area (sq. ft.)	Attributable land area (sq. ft.)
Yuen Long	14,174,000	12,757,000
Shatin/Tai Po	3,414,000	2,528,000
Fanling	2,310,000	2,310,000
Sai Kung	2,624,000	2,271,000
Tuen Mun	120,000	120,000
Total	**22,642,000**	**19,986,000**

During the year under review, land premiums for two plots of land were paid to add more than 748,000 sq. ft. GFA to the landbank for immediate development. These two projects are expected to complete in FY2008 to provide over 870 residential units.

Projects with land premium paid	Site Area (sq. ft.)	Attributable GFA (sq. ft.)	No. of resident units
Ma Tin Road, Yuen Long (元朗馬田路)	138,729	485,556	672
Tong Yan San Tsuen, Yuen Long (元朗唐人新村)	262,747	262,747	200

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability) **(Stock code: 0017)**

Annual Results Announcement 2004/2005

HONG KONG PROPERTY INVESTMENT

Hong Kong's buoyant economy and the expanding scope of CEPA created higher demand for office space. Office vacancy dropped to a record-low level. In particular, the office supply in Central is limited in the coming future.

In FY2005, the Group's rental portfolio recorded stable growth in both occupancy and average rental rate. The opening of Avenue of Stars and KCR East Tsim Sha Tsui Station in April and October 2004 respectively has boosted pedestrian traffic at New World Centre. In June 2005, the government approved a HK$276 million plan to relocate the bus terminus at the Tsim Sha Tsui Star Ferry Pier to right opposite to New World Centre by April 2006. This will strengthen the status of our flagship investment property New World Centre as the traffic hub in Tsim Sha Tsui.

The Group leased the underground shopping mall "Amazon", which is adjacent to New World Centre, to Sogo to open their first store in Kowloon. The Sogo Tsim Sha Tsui Store was opened on 30 September 2005 and immediately attracted a large patronage.

HOTELS

Strong growth of visitor arrivals from overseas and Mainland China's individual traveller scheme brought a robust demand of hotel rooms in Hong Kong. The Group's hotels in Hong Kong, namely Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and New World Renaissance Hotel, have improved significantly in both the occupancy rate and room rate. Meanwhile, our hotels in Southeast Asia and Mainland China maintained moderate growth.

NWS HOLDINGS LIMITED ("NWSH")

Infrastructure

The overall performance of the infrastructure operations was satisfactory for FY2005. Energy, roads and water businesses were the key contributors to the Group. The decline in the contribution from ports business was mainly due to the drop in earnings from Hong Kong port operations caused by the tough operation environment and partly due to the disposal of CT3 in February 2005. NWSH has disposed of its interests in Container Terminal No. 8 West and Container Terminal No. 3 in Hong Kong for HK$3 billion with a special gain of approximately HK$1.8 billion.

The combined electricity sales of Zhujiang Power Phase I and II increased by only 2% due to a 50-day major overhaul of one of the power generating units. Performance of Macau Power was satisfactory with 11% increase in electricity sales in FY2005.

Performance of roads and expressways projects within the Pearl River Delta region was outstanding. During FY2005, the Group contracted three new expressway projects, namely Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Northern Section), Guangzhou-Zhaoqing Expressway and the Pearl River Delta Ring Road (South-Western Section).

The increase in profit contribution from water operations was mainly attributed to the full year contribution from a water project in Sanya City, Hainan, a new Tianjin Tanggu project that commenced operation in April 2005, and the impressive performance of Zhongshan Water Plants. In addition, Shanghai Chemical Industry Park Water Treatment Plants (上海化學工業區水處理廠) commenced operation in April 2005.

Service

The segment contribution from service operations was decreased. The reduction was mainly due to provisions of HK$316 million made for the contracting operations. Apart from contracting operations, all other businesses in service operations achieved satisfactory results during FY2005.

Hong Kong Convention and Exhibition Centre achieved satisfactory result in FY2005. The Atrium link expansion will commence in 2006 and complete in 2009 with 30% increase in exhibition area.

Performance of the two bus companies, New World First Bus Services Limited ("NWFB") and Citybus Limited ("Citybus"), has not benefited from the recovery of Hong Kong economy. During the period under review, competitions brought by the West Rail and the new Tsimshatsui rail extension and higher operating costs due to surge of fuel price, increase in tunnel tolls and staff salaries have all impacted profitability. Thankfully, this negative impact was tempered to a certain extent by the savings achieved in areas of resource integration and route rationalisation following the reorganisation of Citybus and NWFB under NWS Transport Services Limited.

NEW WORLD CHINA LAND LIMITED ("NWCL")

NWCL, the Group's 71.3%-owned Mainland China property arm, has a portfolio of 37 major property development projects across 17 cities with a total GFA of approximately 15.5 million sq. m..

For the period under review, NWCL has completed 633,068 sq. m. and sold 754,474 sq. m. to generate HK$3.5 billion cash proceeds.

Development property projects completed during FY2005	Usage	Total GFA (sq. m.)	NWCL's interest (%)
Beijing New World Garden Phase II (北京新世界家園二期)	R	57,416	70
Beijing Xin Yang Commercial Building (北京新陽商務樓)	O	1,588	70
Jinan Sunshine Garden Phase I (濟南陽光花園一期)	R	31,784	65
Wuhan Changqing Garden Phase V (武漢常青花園五期)	R, C	157,453	60
Wuhan Menghu Garden Phase IB (武漢夢湖香郡一期B)	R	13,228	70
Wuhan Xin Hua Garden Phase II (武漢新華家園二期)	R	39,151	60
Guangzhou Park Paradise Phase IIB, IIC & IID (廣州嶺南新世界家園二期B、二期C及二期D)	R, P	80,204	60
Guangzhou Central Park-view Phase I (廣州凱旋新世界廣場一期)	R	62,704	91
Guangzhou Xintang New World Garden Phase II (廣州新塘新世界花園二期)	R	37,273	60
Guangzhou Covent Garden Phase II (廣州逸彩庭園二期)	R	26,702	60
Shenzhen New World Yi Shan Garden Phase II (深圳新世界倚山花園二期)	R	34,382	90
Huizhou Changhuyuan Phase IIA (惠陽州長湖苑二期A)	R, C	61,559	63
Zhuhai New World Riviera Garden Phase II (珠海新世界海濱花園二期)	R	29,624	100
Total		**633,068**	

Investment properties completed during FY2005	Usage	Total GFA (sq. m.)	NWCL's interest (%)
Beijing New World Garden Phase II (北京新世界家園二期)	P	26,606	70
Beijing New View Garden (北京新景家園)	P	5,668	70
Wuhan New World Trade Tower (武漢新世界國貿大廈) (formerly known as Wuhan International Trade & Commerce Centre Phase III (武漢國貿三期))	O, P	61,590	100
Guangzhou New World Oriental Garden Phase I (廣州東方新世界花園一期)	C	2,560	100
Guangzhou Park Paradise Phase II (廣州嶺南新世界家園二期)	C, P	16,330	60
Guangzhou Covent Garden Phase II (廣州逸彩庭園二期)	P	3,276	60
Shenzhen New World Yi Shan Garden Phase II (深圳新世界倚山花園二期)	P	9,249	90
Huizhou Changhuyuan Phase IIA (惠州長湖苑二期A)	P	9,654	63
Total		**134,933**	

The Group is optimistic about the outlook of Mainland China's property market. The rights issue of NWCL was approved by NWCL independent shareholders and raised HK$6.3 billion to strengthen its capital base and financial position.

A series of macro control measures over the property market from the Central Government were released starting March 2005. Those measures can direct the property market to have a healthy and stable development in the long run.

In FY2006, NWCL will complete 767,843 sq. m., together with the remaining 433,123 sq. m. inventory completed before FY2006, NWCL has over 1.2 million sq. m. available for sale.

Development property projects to be completed in FY2006	Usage	Total GFA (sq. m.)	NWCL's interest (%)
Beijing Xin Yi Garden Phase I (北京新怡花園一期)	R	111,443	70
Beijing Xin Cheng Commercial Building (北京新成文化大廈)	O	30,246	70
Beijing New View Garden Phase II (北京新景家園二期)	R, O	131,928	70
Wuhan Changqing Garden Phase VIA (武漢常青花園六期A)	R	62,353	60
Wuhan Menghu Garden Phase II (武漢夢湖香郡二期)	R	23,514	70
Wuhan Xin Hua Garden Phase III (武漢新華家園三期)	R	83,410	60
Nanjing New World Centre (南京新世界中心)	R	72,503	92
Guangzhou Park Paradise Phase IIC (廣州嶺南新世界花園二期C)	R	92,790	60
Guangzhou Concord New World Garden Phase II (廣州協和・新世界二期)	R, C	40,319	40
Guangzhou Xintang New World Garden Phase III (廣州新塘新世界花園三期)	R, O	71,437	60
Guangzhou Covent Garden Phase II (廣州逸彩庭園二期)	R	40,234	60
Haikou New World Garden Phase II (海口新世界花園二期)	R	7,666	60
Total		**767,843**	

Investment properties to be completed in FY2006	Usage	Total GFA (sq. m.)	NWCL's interest (%)
Beijing Xin Kang Garden Phase III (北京新康家園三期)	C, P	16,073	70
Beijing Xin Cheng Commercial Building Phase I (北京新成文化大廈一期)	C, P	16,422	70
Beijing Xin Yi Garden Phase I (北京新怡花園一期)	P	24,415	70
Beijing New View Garden Phase II (北京新景家園二期)	P	11,526	70
Wuhan New World Trade Tower (武漢新世界國貿大廈) (formerly known as Wuhan International Trade & Commerce Centre Phase III (武漢國貿三期))	O	60,366	100
Wuhan Xin Hua Garden Phase III (武漢新華家園三期)	C, P	15,708	60
Nanjing New World Centre (南京新世界中心)	C, P	60,807	92
Guangzhou Central Park-view Phase IB (廣州凱旋新世界廣場一期B)	R, C, P	77,201	91
Total		**282,518**	

R : *Residential*
C : *Commercial*
O : *Office*
P : *Carpark*

NEW WORLD MOBILE HOLDINGS LIMITED ("NWM")

The subscriber base of New World Mobility grew from 1.25 million in June 2004 to 1.35 million in June 2005, representing a growth of 8%. NWM managed to maintain a steady income thanks to the increasing roaming revenue, as well as the growing revenue from various mobile data services and handset sales.

In order to enhance ARPU and revenue, NWM continues to introduce innovative mobile data services and entertainment video services. During the period, HK$141 million has been invested in upgrading the network in a bid to stay technologically competitive as well as enlarging the capacity for the expanding subscriber base. As part of the ongoing strategy, NWM continues to provide customers with pioneering data services to meet the needs of different market segments. With the aim to provide superb services for customers, New World Mobility will also put continued effort in upgrading the network and improving customer services.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability) **(Stock code: 0017)**

Annual Results Announcement 2004/2005

In order to capture the growing demand for mobile Internet services in Mainland China, NWM acquired New World CyberBase Solutions to obtain a portfolio of innovative mobile products and services.

NEW WORLD TELECOMMUNICATIONS LIMITED ("NWT")

NWT transformed from a traditional telecom carrier into a next generation IP and telecom service provider, offering a portfolio of voice, data and content services to both business customers and consumers.

Meanwhile, NWT proactively partnered with local and global IT and telecom powerhouses, as well as content providers, to extend its service portfolio and global reach. To enable high-speed and reliable Internet connections, NWT also joined hands with major local broadband service providers in establishing Private Internet Peering Agreement.

NEW WORLD TMT LIMITED ("NWTMT")

NWTMT's management have strengthened project control and improved the cash flow and operating return of its projects.

NWTMT has recently announced to develop a digital bus stop system in Beijing whereby NWTMT will be able to derive advertising revenue from advertisements being placed.

The PrediWave case continued into its second year and the legal team prepared for the start of proceedings in the second quarter of 2006.

NEW WORLD DEPARTMENT STORES (HOLDINGS) LIMITED ("NWDS")

With rapid growth of consumer market in Mainland China, NWDS recorded sales of amount HK$3.8 billion in FY2005, up 17% year-on-year.

As at the end of June 2005, NWDS' operations expanded to 17 stores across 10 cities in Mainland China and Hong Kong. During the period under review, two stores in Shanghai and Ningbo were opened. In September 2005, the 18th department store of the Group was opened in Lanzhou. The Group plans to open five more stores by 2006.

NEW WORLD CHINA ENTERPRISES PROJECTS LIMITED ("NWCEP")

The mandate of NWCEP is to focus on strategic investments in industries and State-Owned Enterprises reforms and restructuring in China. NWCEP not only acts as investment manager for New World's industrial projects but also acts as project manager for a China-focused private equity fund, New World Liberty China Ventures Limited. The current total amount of of NWCEP investment is about US$186 million in over 20 projects.

During the period under review, NWCEP invested into Zhejiang Tianneng Battery Co Ltd, one of the largest battery producers for electric bicycles in China and Shinhint Acoustic Link Holdings Limited ("Shinhint"), a Hong Kong based integrated manufacturing services provider for ODM/OEM production of electro-acoustic consumer products.

In December 2004, NWCEP disposed of the share in Vision Grande Group Holdings Limited for a profit of HK$14 million. Shinhint was listed in Hong Kong Stock Exchange in July 2005 and NWCEP has a 5.5% shareholding.

LIQUIDITY AND CAPITAL RESOURCES

Net Debt (HK$ million)	FY2005	FY2004
Consolidated net debt	14,063	21,613
NWSH (stock code: 0659)	2,473	4,618
NWCL (stock code: 0917)	(1,030)	4,878
NWTMT (stock code: 0301)	2,714	2,703
NWM (stock code: 0862)	(14)	278
Net debt (exclude listed subsidiaries)	9,920	9,136

The Group reduced its consolidated net debt by HK$7,550 million to HK$14,063 million. The net gearing, expressed as a percentage of bank and other borrowings less cash and bank balances over shareholders' funds, is reduced from 40% to 23%. Finance costs were down 35% to HK$664 million.

The Group's long term borrowing and short term borrowing as at 30 June 2005 were HK$23,774.8 million and HK$2,417.6 million respectively. Cash and bank balances as at 30 June 2005 amounted to HK$12,128.7 million. The maturity of long term borrowing as at 30 June 2005 is as follows:

	HK$ million
Within one year	11,718.5
In the second year	4,297.4
In the third to fifth year	7,566.4
After the fifth year	192.5
	23,774.8

Shareholders' funds of the Group as at 30 June 2005 increased to HK$61,658 million against HK$54,405 million as at 30 June 2004.

OUTLOOK

The property projects in Hong Kong and Mainland China are expected to benefit from the solid growth in demand for properties. Other core businesses, including hotels, infrastructure and department stores, will continue to perform well and generate strong cash flow.

In Hong Kong, the Group is actively liaising with the government on agricultural land conversion and is seeking various sources to replenish its landbank, such as public auctions and tendering for development projects offered by Urban Renewal Authority and the two rail companies. Currently, the Group is closely discussing with the government on the land premiums of several sites in Wu Kai Sha, Yuen Long and Sai Kung to further provide over 3 million sq. ft. GFA.

Apart from farmland conversion, the Group is also expanding our landbank by urban redevelopment. The Group has recently acquired No. 42–44 Belcher's Street, Western District with potential 126,000 sq. ft. GFA and 70% of Villa Splendor at Tai Hang Road with potential 115,000 sq. ft. GFA.

The one million-sq. ft. Hanoi Road Redevelopment Project in Tsim Sha Tsui is scheduled to complete in 2007. This project consists of hotel, service apartments and a shopping mall with the direct access to Tsim Sha Tsui MTR station.

The Group is optimistic about the Mainland China property market. Urbanisation and growing economy are driving housing demand. Rising average household income and middle class have improved affordability. Furthermore, the clear and transparent central government policies support long-term healthy growth. Developers with good reputation, quality projects and strong financial capacity, like NWCL, are better positioned to take advantages of these developments.

Hotels in Hong Kong benefit from improving economy and tourism. The Group has 5 new hotels in Hong Kong and Mainland China under planning or construction to provide additional rooms to the Group's existing 7,300-room hotel portfolio.

Infrastructure is a key growth driver for the Group. While existing projects continue to improve their operations, the Group is actively looking for new investment opportunities. In the past 12 months, the Group has invested several infrastructure projects including expressways, water projects and container handling.

Recently, NWSH has signed a letter of intent with China Railway Container Transport Corp Ltd. (中鐵集裝箱運輸有限責任公司) to set up a joint venture to develop, operate and manage large-scale pivotal rail container terminals in 18 major cities in Mainland China for 50 years.

NWDS will tap the booming consumer market in Mainland China by extending its footprints across Mainland China.

While working hard for the future, the Group will closely monitor the effects from the rising interest rate, high fuel costs and trade frictions and realign corporate strategy accordingly.

EMPLOYEES

The Group has over 47,000 employees at 30 June 2005. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of NWTMT, NWCL, NWSH and NWM options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in NWTMT and/or NWCL and/or NWSH and/or NWM.

AUDIT COMMITTEE

The annual results for the year have been reviewed by the Audit Committee of the Company. The consolidated financial statements have been audited by the joint auditors of the Company, and they have issued a qualified opinion. Please refer to the Qualified Auditors' Report section above.

CODE OF CORPORATE GOVERNANCE PRACTICES

Despite the relevant disclosure requirement towards the extent of compliance of the Corporate Governance Code as laid down in Appendix 14 of the Listing Rules has not yet taken effect on the Company with its financial year ended 30 June 2005, the Company nevertheless has initiated its best endeavours to have complied with most Code provisions, which details are stated in our forthcoming annual report.

For and on behalf of the Board
Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 6 October 2005

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the Non-executive Directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the Independent Non-executive Directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, *JP*, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, *JP*.